

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 24, 2010

**via U.S. mail and facsimile**

Mr. Myles McCormick, Chief Executive Officer
Bare Escentuals, Inc.
71 Stevenson Street, 22nd Floor
San Francisco, CA 94105

      **RE:    Bare Escentuals, Inc.**
               **Form 8-K Item 4.01**
               **Filed March 12, 2010**
               **Form 8-K/A Item 4.01**
               **Filed March 22, 2010**
               **File No. 1-33048**

Dear Mr. McCormick:

      We have completed our review of your filing and amendment and have no further comments at this time.

                                 Sincerely,

                                 Jenn Do
                                 Staff Accountant